EXHIBIT 99.1

Important update to Galapagos’ invitation to its ordinary and extraordinary shareholders’ meetings

Mechelen, Belgium; 17 April 2020, 01.15 CET; regulated information – In light of the ongoing COVID-19 pandemic, Galapagos NV (Euronext & NASDAQ: GLPG) will hold its shareholders’ meetings behind closed doors, with shareholder participation in advance only.

Out of safety precautions against the COVID-19 pandemic, and in accordance with the Royal Decree No. 4 under special powers published on 9 April 2020, the physical presence of shareholders, proxyholders, holders of subscription rights or other persons otherwise entitled to attend the shareholders’ meeting will be prohibited at Galapagos’ annual (ordinary) and extraordinary shareholders’ meetings scheduled for Tuesday 28 April 2020 at 2:00 p.m. (CET).

Shareholders are kindly invited and strongly encouraged to vote prior to the meetings, either by voting form or by proxy.

Please note the following alternative arrangements for the meetings:

      (1)   Proxies can only be granted to the general counsel. An updated proxy form is available on our website, under the tab “Investors > Shareholder Information > Shareholders’ Meetings > Proxy form”.

            If a proxy has already been received on the date and time of this press release in which a different proxy holder is appointed, the votes or abstentions will still be taken into account if the proxy contains specific voting instructions, and without this other proxy holder having to be present at the meetings;

      (2)   Voting forms and proxies must reach Galapagos before or on or 24 April 2020 at midnight CET at the latest.

            An updated voting form is available on our website, under the tab “Investors > Shareholder Information > Shareholders’ Meetings > Voting form”. If a voting form has already been received on the date and time of this press release, the votes or abstentions will still be taken into account;

  Only written questions may be submitted and must reach Galapagos before or on or 24 April 2020 at midnight CET at the latest. Answers will be published on our website at the latest prior to the vote;

  Both meetings will be held at the offices of Van Halteren notaires - notarissen, de Lignestraat 13, 1000 Brussels, instead of Galapagos’ registered office.

It is strongly recommended to use e-mail (shareholders@glpg.com) only for all communications regarding the shareholders’ meetings, as postal services may be disrupted due to the pandemic. Please also note that the above mentioned Royal Decree exempts us from keeping the (updated) documents pertaining to the meetings physically available at our registered office or providing them by post.

The above mentioned arrangements prevail over the arrangements with the same subject as described in the convening notice, published on our website on 27 March 2020. An updated attendance notification form, taking into account that only voting prior to the meetings is allowed, is available on our website, under the tab “Investors > Shareholder Information > Shareholders’ Meetings > Attendance notification form”.

An updated convening notice and other documents pertaining to the shareholders’ meetings, including all details regarding the meetings’ procedures, can be consulted on our website, at www.glpg.com/shareholders-meetings. The Investor Relations team contacts below can assist with completion of shareholder participation in advance of the meetings.

Galapagos would like to thank its shareholders for their support during this unprecendented situation. For a letter from our CEO addressing the COVID-19 pandemic and its impact on Galapagos, please visit www.glpg.com.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Contact

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Senior Director Communications & Public Affairs
+32 473 824 874

Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

Disclaimer
The contents of our website, including the annual report for the financial year 2019, and any other website that may be accessed from our website, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.